FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 13, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 13, 2006

2.

Material Change Report dated October 13, 2006 (re: October 13/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 13,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Update of Company Activities

Vancouver, BC – October 13, 2006:  Further to the Company’s news release of October 12, 2006, Michael Levy, President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), is pleased to provide the Company’s shareholders with an update of the Company’s plans following the completion of the Company’s Plan of Arrangement on October 18, 2006.

Immediately following the Arrangement becoming effective, PTQ will own 20% of the issued shares of Petaquilla Copper Ltd. (“Copper”), the company which will then own the Company’s interest in the Petaquilla Copper Project.  In this manner, shareholders of PTQ will continue to participate in the development of both the Molejon Gold Project and also the Petaquilla Copper Project.  PTQ will continue to exercise leadership in the development of the world-class Petaquilla Mineral District.

With the formation of Copper, PTQ has created an excellent economic opportunity for its shareholders.  Through the creation of a single corporate entity, Copper, corporate development can continue with the goal of enabling the copper asset to be fully valued.

The Company will use $17,560,000 of the private placement proceeds to advance the Company’s gold assets in the Republic of Panama and to pay expenses relating to the private placement.  $5,000,000 of the private placement proceeds will be used for the benefit of Copper.

The Company owns 100% of the Molejon Gold Project (“Molejon”) in the Petaquilla Mineral District.  Molejon contains an inferred resource of 11.2 million tones grading 2.48 g/t for total contained gold of 893,000 ounces according to SRK Consulting’s updated report in October 2005.  In addition, PTQ continues to own 100% of the 639 square kilometres surrounding the gold and copper projects.

The Company also has ongoing joint ventures with Gold Dragon Capital Management Ltd. with respect to the Rio Belencillo and Rio Petaquilla concessions in Panama and with Eurogold Mining Inc., for the exploration and development of the San Juan Property, which is adjacent to the Company’s Molejon Gold Project.

Furthermore, the Company’s Board of Directors has recently authorized the creation of Petaquilla Power and Water, S.A., a company to be responsible for managing both the energy needs of the mining industry in the region and the regional water system.

As previously announced, Petaquilla Copper Ltd. intends after the effective date of the Arrangement (please refer to the Company’s news release dated October 12, 2006) to conduct a non-brokered private placement, subject to any applicable regulatory approval, of 20,000,000 Units at a price of $2.00 per Unit for gross proceeds of $40,000,000 (the “Follow-On Offering”).  Each Unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of Copper for a period of five years at a price of $3.50 per share.  The securities purchased under the Follow-On Offering will be subject to a hold period expiring four months and one day from the closing.  The proceeds of this Follow-On Offering will be used in the development of the long lead time infrastructure of the Petaquilla Copper Project.  Details regarding the Follow-On Offering can be found in the Company’s news releases dated July 20, 2006, and August 31, 2006.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

October 13, 2006

Item 3.

News Release

The Company’s news release dated October 13, 2006, was disseminated by CCN Matthews on October 13, 2006.

Item 4.

Summary of Material Change

The Company provided an update of the Company’s plans following the completion of the Company’s Plan of Arrangement on October 18, 2006.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 13, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Update of Company Activities

Vancouver, BC – October 13, 2006:  Further to the Company’s news release of October 12, 2006, Michael Levy, President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), is pleased to provide the Company’s shareholders with an update of the Company’s plans following the completion of the Company’s Plan of Arrangement on October 18, 2006.

Immediately following the Arrangement becoming effective, PTQ will own 20% of the issued shares of Petaquilla Copper Ltd. (“Copper”), the company which will then own the Company’s interest in the Petaquilla Copper Project.  In this manner, shareholders of PTQ will continue to participate in the development of both the Molejon Gold Project and also the Petaquilla Copper Project.  PTQ will continue to exercise leadership in the development of the world-class Petaquilla Mineral District.

With the formation of Copper, PTQ has created an excellent economic opportunity for its shareholders.  Through the creation of a single corporate entity, Copper, corporate development can continue with the goal of enabling the copper asset to be fully valued.

The Company will use $17,560,000 of the private placement proceeds to advance the Company’s gold assets in the Republic of Panama and to pay expenses relating to the private placement.  $5,000,000 of the private placement proceeds will be used for the benefit of Copper.

The Company owns 100% of the Molejon Gold Project (“Molejon”) in the Petaquilla Mineral District.  Molejon contains an inferred resource of 11.2 million tones grading 2.48 g/t for total contained gold of 893,000 ounces according to SRK Consulting’s updated report in October 2005.  In addition, PTQ continues to own 100% of the 639 square kilometres surrounding the gold and copper projects.

The Company also has ongoing joint ventures with Gold Dragon Capital Management Ltd. with respect to the Rio Belencillo and Rio Petaquilla concessions in Panama and with Eurogold Mining Inc., for the exploration and development of the San Juan Property, which is adjacent to the Company’s Molejon Gold Project.

Furthermore, the Company’s Board of Directors has recently authorized the creation of Petaquilla Power and Water, S.A., a company to be responsible for managing both the energy needs of the mining industry in the region and the regional water system.

As previously announced, Petaquilla Copper Ltd. intends after the effective date of the Arrangement (please refer to the Company’s news release dated October 12, 2006) to conduct a non-brokered private placement, subject to any applicable regulatory approval, of 20,000,000 Units at a price of $2.00 per Unit for gross proceeds of $40,000,000 (the “Follow-On Offering”).  Each Unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of Copper for a period of five years at a price of $3.50 per share.  The securities purchased under the Follow-On Offering will be subject to a hold period expiring four months and one day from the closing.  The proceeds of this Follow-On Offering will be used in the development of the long lead time infrastructure of the Petaquilla Copper Project.  Details regarding the Follow-On Offering can be found in the Company’s news releases dated July 20, 2006, and August 31, 2006.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.
Michael Levy
President and Director
FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.